Exhibit 12

United Parcel Service, Inc. and Subsidiaries

Ratio of Earnings to Fixed Charges

	Six months Ended June 30,	Year Ended December 31,
	2010	2009	2008	2007	2006	2005
Earnings:
Income before income taxes	$2,253	$3,366	$5,015	$431	$6,510	$6,075
Add: Interest expense	169	445	442	246	211	172
Add: Interest factor in rental expense	98	207	278	296	304	281

Total earnings	$2,520	$4,018	$5,735	$973	$7,025	$6,528

Fixed charges:
Interest expense	$169	$445	$442	$246	$211	$172
Interest capitalized	11	37	48	67	48	32
Interest factor in rental expense	98	207	278	296	304	281

Total fixed charges	$278	$689	$768	$609	$563	$485

Ratio of earnings to fixed charges	9.1	5.8	7.5	1.6	12.5	13.5